

Mail Stop 3720

January 7, 2010

VIA US MAIL AND FAX (604) 718-1889
Mr. Perry Law
Chief Executive Officer and Chief Financial Officer
Smart-Tek Solutions Inc.
3702 South Virginia Street, Suite G12-401
Reno, NV 89502

> Re: Smart-Tek Solutions Inc.
> Form 10-K for the Fiscal Year Ended June 30, 2009
> Filed October 13, 2009
> File No. 0-29895

Dear Mr. Law:

We have reviewed your supplemental response letter dated December 18, 2009 as well as your filing and have the following comments. As noted in our comment letter dated November 20, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 10-K for the fiscal year ended June 30, 2009

Recent Corporate Developments, page 3

1. We note your response to comment one in our letter dated November 20, 2009 and have further comments:

    • Refer to the cited ACEO Inc. Agreement ("Strategic Marketing Partner Agreement" which was filed on Exhibit 10.12 of the Form 10-K). It appears to us that the subject agreement is merely a marketing agreement whereby ACEO "will promote and market the business and services of the Company to prospective business customers" named on Schedule A. Therefore, it remains unclear to us how Mr. Bonar met the milestones stipulated in his Marketing Partner Agreement by entering into another marketing partner agreement with ACEO to identify potential clients. If true, please disclose that ACEO has in fact assigned its existing contracts to the Company and/ or obtained new leads which resulted in firm contracts that would enable the Company to report annualized gross revenues in excess of $25,000,000.
    • Additionally, please disclose if true that Mr. Bonar, who entered into the Strategic Marketing Agreement with ACEO on behalf of your wholly-owned subsidiary, Smart-Tek Automated Solutions, is also its CEO.

- Please tell us why you did not file a Form 8-K to report that the Company had entered into material definitive agreements with four significant customers (ie., four additional customers which were subsequently engaged by the Company's subsidiary for the Company's new line of business s which in the aggregate would provide for approximately $57 million in annualized revenue) as indicated in your response.

2. Citing your basis in the accounting literature, tell us how you measure revenues with respect to your new line of business. In this regard, we note that you referred to "$57,000,000 in annualized revenue to the Company and estimated net revenues of approximately $9,800,000." Tell us how such revenues were recognized in the subsequent Form 10-Q.

Item 9A(T) Controls and Procedures page 17

3. Please amend your filing as indicated in your response to comment three in our letter dated November 20, 2009. Additionally, please update Exhibit 31 as appropriate.

Form 10-Q for the Quarter Ended September 30, 2009

Current Capitalization, page 6

4. It appears that you have 5,000,000 shares of Class A Preferred stock issued and outstanding as of the date of your quarterly report. Please disclose the exchange transaction in which the shares were issued.

*   *   *   *

As appropriate, please amend your filing and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director